Exhibit 99.68

Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management’s discussion and analysis on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period. CannTrust Holdings Inc. has elected to utilize notice-and-access and provide you with the following information: Meeting Date and Time: May 22, 2018 at 2:00 p.m. EST Meeting Location: Homewood Suites by Hilton Toronto Vaughan, 618 Applewood Crescent, Vaughan Meeting materials are available electronically at www.sedar.com and also on https://canntrust.ca/. If you wish to receive a paper copy of the Meeting Materials, they will be sent within three business days of your request, if such requests are made before the Meeting date. To ensure you receive the Meeting Materials in advance of the voting deadline and Meeting date, your request should be provided to the Corporation as soon as possible. Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it. Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular. 1. Election of Directors 2. Appointment of Auditors You should review the Information Circular before voting. www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL (Detach and Retain top for your records) Request for Financial Statements CannTrust Holdings Inc. (“Corporation”) 2018 In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both. IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO: TSX Trust Company 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Or by fax to: 416-595-9593 Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com. I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year. Please send me: Annual Financial Statements with MD&A Interim Financial Statements with MD&A FIRST NAME LAST NAME ADDRESS CITY PROVINCE/STATE POSTAL/ZIP CODE COUNTRY Signature of Security holder DATE (MM/DD/YYYY)